Flourish Financial LLC

Statement of Financial Condition
As of December 31, 2021
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70093

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___December 1, 2020___ AND ENDING ___December 31, 2021___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___FLOURISH FINANCIAL LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1295 State Street
_____
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nathan Hall	413-744-5006	nhall@massmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10-20-2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public



OATH OR AFFIRMATION

I, Nathan Hall, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Flourish Financial LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

Mary Beth DeLoria
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 26, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Flourish Financial LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Flourish Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flourish Financial LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2021.

Hartford, Connecticut
February 24, 2022


Flourish Financial LLC

Statement of Financial Condition
December 31, 2021
(in whole dollars)


Assets

Cash	$	1,519,541
Cash segregated under federal regulations		6,300,000
Bank sweep fees receivable		40,048
Prepaid expenses and other assets		54,087
Capitalized software costs		--
Total assets	$	7,913,676

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	791,736
Payable to customer		115,690
Due to affiliates		400,805
Total liabilities		1,308,231
Member's equity		6,605,445
Total liabilities and member's equity	$	7,913,676


The accompanying notes are an integral part of this financial statement.


Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

(1) Organization

Flourish Financial LLC ("the Company") is a Delaware limited liability company that is an indirect, wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). The sole member of the Company is MML CM LLC ("MMLCM"), whose sole member is MassMutual. The Company, formerly known as Stone Ridge Securities LLC ("SRS"), was acquired by MassMutual from a third party on February 1, 2021 (see Note 4).

The Company operates a cash sweep program for cash held in clients' brokerage accounts. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the U.S. Virgin Islands.

(2) Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Cash

Cash includes balances in bank accounts available for immediate withdrawal, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of the Company's clients, in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). (See Note 7).

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

Capitalized Software Costs

Capitalized software costs represented costs incurred for internally developed software for the sole benefit of the Company's and its affiliates operations, providing services to its clients. The Company capitalized development costs such as upgrades and enhancements incurred related to these software applications in accordance with Accounting Standards Codification ("ASC") Topic 350-40 *Intangibles, Goodwill and Other – Internal Use Software* and immediately expensed any software maintenance costs. Once the software was deemed ready for use, the costs were no longer capitalized, and the software's capitalized costs were then amortized on a straight-line basis over the estimated useful life of four years. Impairment analyses are performed at least annually or more frequently if warranted by events or changes in circumstances affecting the Company's business in accordance with Subtopic 360-10-35. All capitalized software costs were either amortized or transferred in 2021. (See Notes 4 and 6).

Goodwill

Goodwill recorded by the Company at acquisition was evaluated for impairment in accordance with ASC 350 in 2021 at which time it was determined that projected future earnings and cash-flows did not support the carrying value of the goodwill. As such, the goodwill was fully impaired in 2021. (See Note 4).

Revenue Recognition and Bank Sweep Fees Receivable

The Company holds self-directed brokerage accounts for its clients in which it processes transactions as the clients' agent. Pursuant to each client's brokerage Account Agreement, the Company acts as agent for clients in connection with a cash sweep program pursuant to which the Company automatically sweeps client funds from their brokerage account(s) with the Company to one or more accounts at the FDIC-member "Program Banks" who participate in the cash sweep program. Each omnibus account at the Program Banks earns an overall sweep program interest rate on the balance in such account at a variable rate negotiated between the Company and each Program Bank. Clients earn interest on their funds in the cash sweep program at interest rate(s) established by the Company, which rate(s) is(are) subject to change by the Company at any time, in accordance with the terms of the client Account Agreement. The client interest accrues daily and is paid monthly in arrears by the Program Banks. The fee that the Company earns for operating the cash sweep program (the "Bank Sweep Fee") is equal to the difference between (i) the aggregate interest paid to customers and (ii) the aggregate interest earned across the Program Bank accounts. The Bank Sweep Fee is paid monthly in arrears by the Program Banks and is recorded in Bank sweep fees on the Statement of Operations.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

No allowance has been established for Bank sweep fee receivables due from the Program Banks, as management believes these receivable amounts are fully collectible due to the short-term nature of these receivables.

Fair Value of Financial Instruments

The reported carrying values of financial instruments (including receivables and payables), approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in the consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain jurisdictions require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Operations. The Company has no uncertain tax positions.

(3) Change in Fiscal Year

In June of 2021, the Company requested and received approval from FINRA to change its fiscal year-end from November 30 to December 31. Accordingly, this financial statement and notes include transactions relating to the 13-month period ending December 31, 2021.

(4) Acquisition by MassMutual

On February 1, 2021, MMLCM acquired SRS from Stone Ridge Holdings Group LP, (the "Former Parent"). In connection with this transaction (the "Acquisition"), the fair value of the net assets and liabilities were pushed down to the Company. The purchase price of $6,324,150 exceeded the fair value of SRS's assets of $7,887,505 and liabilities of $10,814,842, resulting in goodwill of $9,251,487. The Company subsequently fully impaired the goodwill in 2021.

In addition, $1,000,000 of capitalized software costs were contributed to the Company by the Former Parent prior to the Acquisition and were being amortized on a straight-line basis over the expected useful life of four years (see Note 6).

The fair value of liabilities owed by the Company to MMLCM as a result of the Acquisition were settled through a non-cash capital contribution.

Flourish Financial LLC
Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

(5) Related-Party Transactions and Agreements

The Company maintained a Service, Space Sharing and Expense Agreement ("Expense Agreement") with its Former Parent prior to the Acquisition. Pursuant to the Expense Agreement, the Former Parent provided personnel, office space, supplies, services and other support in connection with the operation of the Company's business. Pursuant to the Expense Agreement, expenses owed by the Company to the Former Parent company were settled through non-cash contributions from the Former Parent totaling $2,564,595.

Subsequent to the Acquisition, the Company entered into Administrative Services Agreements (each an "ASA") with MassMutual and MML Investors Services, LLC ("MMLIS"), pursuant to which MassMutual and MMLIS provide, or provided, the Company certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. The ASA with MMLIS was in effect for the period from February 1, 2021 through September 30, 2021. Under these service agreements, the Company incurs a management fee from MassMutual and MMLIS for the services noted above.

While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company has a License Agreement with MassMutual whereby the Company leases certain office space from MassMutual. License fees for the period from February 1, 2021 through December 31, 2021 were settled through non-cash capital contributions.

Pursuant to an agreement with MassMutual, expenses owed by the Company to MassMutual for invoices paid by MassMutual on the Company's behalf are settled through non-cash capital contributions from MMLCM in accordance with the ASA.

Non-cash capital contributions from MMLCM in 2021 totaled $29,444,496.

Intercompany balances with MMLIS were generally settled in the following month.

The Company reviews current and future capital needs with its Parent on a periodic basis to ensure that adequate capital is maintained and seeks non-cash capital commitments as needed.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

(6) Capitalized Software Costs, net

The components of Capitalized software costs at December 31, 2021 are as follows:

Capitalized software costs	$ 2,354,756
Accumulated amortization	(280,136)
Transfer net book value to MassMutual affiliate	(2,074,620)
Capitalized software costs, net	$ --

Effective December 31, 2021, the Company transferred the net book value of all capitalized software costs to a separate indirect, wholly-owned subsidiary of MassMutual.

(7) Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, the Company is subject to the SEC's Customer Protection rule, SEA Rule 15c3-3, pursuant to which the Company is required to maintain one or more separate bank accounts designated as a special reserve bank account for the exclusive benefit of customers and to maintain cash and/or qualified securities in such account(s) in such amounts required by SEA Rule 15c3-3. As of December 31, 2021, the Company maintained one such account with a balance of $6,300,000, which is in excess of the required balance and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(8) Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's net capital rule for broker-dealers, SEA Rule 15c3-1, which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250,000 or 2% of aggregate debits computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to SEA Rule 15c3-3). Under this rule, the minimum net capital required to be maintained by the Company as of December 31, 2021 is $250,000. At December 31, 2021, the Company had net capital of $6,536,933, which was $6,286,933 in excess of its required net capital.

Flourish Financial LLC

Notes to Statement of Financial Condition
December 31, 2021
(in whole dollars)

(9) Broker's Bond

The Company carries a broker's blanket fidelity bond with coverage in the amount of $1,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

(10) Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. As a result, the Company may incur expenses related to regulatory matters, including penalties and fines. The Company did not incur any penalties or fines through December 31, 2021.

(11) Subsequent Events

The Company has evaluated subsequent events through February 23, 2022, the date the financial statement was available to be issued. The following event has occurred subsequent to the balance sheet date and before the date of evaluation:

In February 2022, the Company received a $1,000,000 cash contribution from its Parent to support ongoing cash needs.